[On Fenwick & West LLP Letterhead]
October 31, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic Jennifer Thompson Division of Corporation Finance

Re:	SuccessFactors, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-144758
Ladies and Gentlemen:
          On behalf of SuccessFactors, Inc. (the “Company”), we are transmitting herewith Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-144758) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 20, 2007 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated October 26, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier, a copy of the Amendment in paper format, which is marked to show changes from Amendment No. 3 to the Registration Statement. Except as noted below, the Amendment addresses the comments raised by the Staff in its letter, and the Company has updated other disclosures.
Graphics
1.	Please tell us the proposed layout for the graphics you have provided. There should be no more than one page of graphics immediately following the cover page (which may be a gatefold presentation).
          In the graphics the Company supplementally provided on October 29, 2007, the Company has identified the proposed layout for the graphics. The Amendment reflects the presentation of the graphics that the Company described supplementally on October 29, 2007.

Securities and Exchange Commission
October 31, 2007

2.	Please tell us the meaning of the upward arrow you have superimposed over the image of a crowd of working professionals. Depicting your products or services, or explaining how they are used, can be very helpful to investors; however, the superimposition of an arrow in this manner does not appear to depict your products or services or explain how they are used. See Section VIII of our Current Issues and Rulemaking Projects Quarterly Update dated March 31, 2001. We also note the text appearing beneath these images. Generally, text should be used only to the extent necessary to explain briefly the visuals in the presentation. Please revise this page to conform to these principles.
          The Company has deleted the upward arrow superimposed over the image of a crowd of working professionals. The Company has also deleted much of the text at the bottom of the page. There have been no additional changes to the graphics from what was supplementally provided to the staff on October 29, 2007.
3.	Similarly, the meaning of the six pyramids appearing on the fourth page of the graphics is not easy to grasp. Please accompany this image with a minimal amount of explanatory text. If the pyramids require a substantial discussion to explain them to investors, they are probably not appropriate for a cover presentation.
          The Company included the six pyramids on the fourth page of the graphics to illustrate the organizational structure of an organization. On the fourth page of the graphics, the Company has added the text “Improving organizational communication” to allow investors to better grasp the meaning of the six pyramids. There have been no additional changes to this graphic from what was supplementally provided to the staff on October 29, 2007.
4.	Certain of the text that you have provided appears to make fairly broad claims regarding your products. We note in particular your use in several places of the phrase “the future of work.” Please consider whether this qualifies as “excessive hyping” as outlined in Section VIII of our Current Issues and Rulemaking Projects Quarterly Update cited above.
          The Company has revised the text in the graphics to delete phrases that appear as making broad claims regarding the Company’s products, such as the phrase “the future of work.” In addition, the Company has removed the previously provided final page of the graphics (back cover page) that contained most of the text that could be interpreted to be broad claims regarding the Company’s products with a page that contains only the Company’s logo. There have been no additional changes to the graphics from what was supplementally provided to the staff on October 29, 2007.
5.	On the final page of the graphics, please direct us to the disclosure in the prospectus that supports the claim that your software “enables companies to work with talent in ways not before possible.” Similarly, the claim that your products are “more than software” is perhaps unclear. Please tell us how this assertion is supportable from the non-financial information included in the prospectus.

Securities and Exchange Commission
October 31, 2007

          The Company has replaced the final page of the graphics (back cover page) with a page that contains only the Company’s logo.
Dilution, page 26
6.	We note your response to comment 2 of our letter dated September 27, 2007 and your revisions to the pro forma net tangible book value calculations. It appears, however, that the Company inadvertently added back the $0.9 million of intangibles assets to the stockholders’ deficit rather than subtracting such amount. According to our calculations, the pro forma net tangible book value at June 30, 2007 should be $(44.7) million. Please confirm and revise your disclosure accordingly.
          The Company has noted the Staff’s comment and has revised the disclosure accordingly while updating the disclosure as of September 30, 2007.
Management’s Discussion and Analysis, page 30
Accounting for Stock-Based Awards, page 34
7.	We note your revisions on page 36 in response to comment 5 of our letter dated September 27, 2007. We note that your process of selecting the comparable companies used in your market-comparable approach valuations included evaluating the business description and financial history of a company. Please revise to better explain the criteria used in these evaluations to determine whether a company was considered “comparable” to you. Further tell us whether the comparable companies used in your valuation changed throughout your valuation process.
          The Company has revised the disclosure to better explain the criteria used by the Company and FSCG to evaluate the comparable companies as well as adding disclosure that the comparable companies used have remained largely unchanged during the valuation process.
8.	We note your response to comments 6 and 7 of our letter dated September 27, 2007 and your revised disclosures with regards to the Company’s common stock valuations. We further note from your response to comment 27 of our letter dated September 27, 2007 that you indicate the proposed price range for the initial public offering has still not been determined. Please tell us whether there have been any preliminary discussions with the underwriters regarding estimated price ranges and if so, please provide such estimates and tell us when they were communicated to the Company. Please note that we will need sufficient time to process your amendments once a price range is included and we may have additional comments with regards to your common stock valuations and/or your disclosures regarding the Company’s accounting for stock-based awards when this information is provided.

Securities and Exchange Commission
October 31, 2007

          The Company and the underwriters have not determined a proposed initial public offering price range, although it expects to do so in the near future. The Company will promptly inform the Staff via a supplemental letter when this determination has been made.
Management, page 69
Executive Officers, Directors and Key Employees, page 69
9.	Please consider whether there is any business experience to disclose for Ms. Nelson after December 2005.
          The Company has revised the disclosure in response to the Staff’s comment.
* * * * * * * *

Securities and Exchange Commission
October 31, 2007

          Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, William R. Schreiber at (650) 335-7855.

Sincerely,
/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:
Lars Dalgaard, Chief Executive Officer and President
Bruce C. Felt, Jr., Chief Financial Officer
Julian K. Ong, Vice President, General Counsel
SuccessFactors, Inc.
Gordon K. Davidson
William R. Schreiber
Fenwick & West LLP
Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP